File No. 82-1264

04 FEB -5 ㎙ 7:21



BRIDGESTONE CORPORATION

10-1, KYOBASHI 1-CHOME, CHUO-KU

TOKYO 104-8340, JAPAN

Fax : 81-3-3563-6907

February 4, 2004

Office of International Corporate Finance

Mail Stop 3-9

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

U.S.A.

Dear Sirs,

We have made public on February 4, 2004, the following messages.

· Notice Regarding the Repurchase of Shares

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Koki Takahashi

Treasurer

Bridgestone Corporation

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (February 4, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: January 5, 2004 through January 30, 2004
3. Aggregate number of shares purchased: 5,464,000 shares
4. Aggregate purchase amount: 8,192,825,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 84th Ordinary General Meeting of Shareholders held on March 28, 2003 are as follows:
(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 35 million shares
(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 28, 2003, the date of the Ordinary General Meeting of Shareholders, is as follows:
(1) Aggregate number of shares purchased: 27,766,000 shares
(2) Aggregate acquisition amount: 40,487,513,000 yen